UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GULF ISLAND FABRICATION, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

402307102
(CUSIP Number)

November 9, 2017
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d–1(b) ☒ Rule 13d–1(c) ☐ Rule 13d–1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402307102	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐
(b)☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
781,711(1)

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
781,711(1)

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,711(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

__________

(1)  See footnotes to Item 4 and Item 6.
(2)  See footnotes to Item 4.

CUSIP No. 402307102	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:
Gulf Island Fabrication, Inc., a Louisiana corporation.
Item 1(b)	Address of Issuer's Principal Executive Offices:
 16225 Park Ten Place, Suite 280, Houston, Texas 77084
Item 2(a)	Names of Person Filing:
The Statement is filed on behalf of Piton Capital Partners LLC (the "Reporting Person").
Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the Reporting Person is:

c/o Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
Attention: Garrett Lynam

Item 2(c)	Citizenship:
The Reporting Person is a Delaware limited liability company.
Item 2(d)	Title of Class of Securities:
Common Stock.
Item 2(e)	CUSIP Number:
402307102
Item 3	Reporting Person:
Inapplicable.
Item 4	Ownership:

CUSIP No. 402307102	13G	Page 4 of 6 Pages

		Shares Beneficially Owned	Percent of Class(1)
(a), (b) and (c)	Piton Capital Partners LLC(2)
	Sole Voting Power	781,711	5.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	781,711	5.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	781,711	5.2%

Item 5	Ownership of Five Percent or Less of a Class:

                              Inapplicable.

(1) "Percent of Class" is rounded to the nearest tenth and is based upon 14,897,661 shares of common stock outstanding as of October 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2017, which was filed on October 31, 2017 (File No. 001-34279).

(2) The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino (as defined in Item 6).  The Reporting Person is managed by its managing member, Piton Capital Management LLC ("PCM").  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person's investment in the shares of Common Stock reported in this Schedule 13G (the "Shares"). Mr. Averick owns an economic interest in the Reporting Person (which interest may be held directly and, from time to time, indirectly through PCM).  PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.

CUSIP No. 402307102	13G	Page 5 of 6 Pages

     Item 6                         Ownership of More than 5 Percent on Behalf of Another Person:

Voting and dispositive power with respect to the securities reported herein is exercised by the Reporting Person's investment manager, Kokino LLC, a Delaware limited liability company ("Kokino"). The actual trading, voting, investment strategy and decision-making processes with respect to the Shares reported in this Schedule 13G (including voting and dispositive power) are directed by Mr. Robert Averick, who is an employee of Kokino and the Reporting Person's portfolio manager. As a result, Kokino and Mr. Averick may be deemed to share voting and dispositive power with respect to all Shares held by the Reporting Person.
     Item 7                         Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company:

Inapplicable.

     Item 8                         Identification and Classification of Members of the Group:

Inapplicable.

     Item 9                         Notice of Dissolution of Group:

Inapplicable.

     Item 10                       Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 402307102	13G	Page 6 of 6 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2017

PITON CAPITAL PARTNERS LLC
By: Piton Capital Management LLC, its managing member
By: Kokino LLC, its managing member
By: /s/ Douglas Kline
Douglas Kline Chief Operating Officer